Copa Holdings Announces Monthly Traffic Statistics for September 2010

PANAMA CITY, Oct. 8 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA), and its Copa Airlines and Copa Airlines Colombia (formerly Aero Republica) operating subsidiaries, today released preliminary passenger traffic statistics for September 2010:

Copa Holdings (Consolidated)	September	September	Change
	2010	2009	(%)
ASM (mm) (1)	926.1	797.5	16.1%
RPM (mm) (2)	652.4	601.0	8.6%
Load Factor (3)	70.5%	75.4%	-4.9 p.p.
Copa Airlines
ASM (mm) (1)	793.3	676.4	17.3%
RPM (mm) (2)	563.5	520.5	8.3%
Load Factor (3)	71.0%	77.0%	-5.9 p.p.
Copa Airlines Colombia
ASM (mm) (1)	132.8	121.1	9.7%
RPM (mm) (2)	89.0	80.5	10.5%
Load Factor (3)	67.0%	66.5%	0.5 p.p.
1. Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2. Revenue passenger miles - represents the numbers of miles flown by revenue passengers
3. Load factor - represents the percentage of aircraft seating capacity that is actually utilized

For the month of September 2010, Copa Holdings' system-wide passenger traffic (RPM) increased 8.6%, while capacity (ASM) increased 16.1%.  System load factor for September 2010 was 70.5%, a 4.9 percentage point decrease when compared to September 2009.

Copa Airlines passenger traffic (RPM) for September 2010 increased 8.3%, while capacity (ASM) increased 17.3%. This resulted in a load factor of 71.0%, a 5.9 percentage point decrease when compared to September 2009.

Copa Airlines Colombia passenger traffic (RPM) for September 2010 increased 10.5%., while capacity (ASM) increased 9.7%.  Load factor for the month reached 67.0%, a 0.5 percentage point increase when compared to September 2009.

Copa Holdings, through its Copa Airlines and Copa Airlines Colombia operating subsidiaries, is a leading Latin American provider of passenger and cargo services. Copa Airlines currently offers approximately 152 daily scheduled flights to 45 destinations in 24 countries in North, Central and South America and the Caribbean.  In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through code share agreements with Continental Airlines and other airlines. Copa Airlines Colombia provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines' Hub of the Americas through flights from Barranquilla, Bogota, Bucaramanga, Cali, Cartagena, Medellin and Pereira. Additionally, Copa Colombia has international flights from Colombia to Caracas, Guayaquil, Quito and Mexico City. For more information, visit www.copaair.com ..

CPA-G

CONTACT:  In Panama, Joseph Putaturo, Director of Investor Relations, Copa Holdings, +011-507-304-2677